Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

Letter 00007/2012/P

Campinas, October 8, 2012.

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CPFL Energia, S.A. Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 001-32297 Request for Additional Period to Respond to Staff Comment Letter dated September 28, 2012

Dear Ms. Thompson,

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated September 28, 2012, received by CPFL Energia S.A. (the “Company”) concerning the Company’s annual report on Form 20-F filed with the SEC on March 30, 2012 (the “Form 20-F”).

As discussed with you on October 5, 2012, the Company will provide the requested responses in connection with the Form 20-F by October 29, 2012.  We understand from our discussions that this extension has been approved by the Staff.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax: +55-11-3702-2224, email: rellison@shearman.com).

Sincerely,

/s/ Wilson Ferreira Junior
CPFL Energia S.A.
Name: Wilson Ferreira Junior
Title: Chief Executive Officer

cc:	Sondra Snyder, Staff Accountant, Division of Corporation Finance Yong Kim, Staff Accountant, Division of Corporation Finance Securities and Exchange Commission